UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Splash Wines, Inc.

Legal status of issuer

> ***Form***
> C-Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Idaho
>
> ***Date of organization***
> 10/02/2014

Physical address of issuer
1191 E Iron Eagle Dr., Suite 1000, Eagle, ID 83616

Website of issuer
https://splashwines.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00 per share

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
May 11, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
9

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,019,917	$871,200
Cash & Cash Equivalents	$4,157	$11,679
Accounts Receivable	$345,472	$93,807
Short-term Debt	$2,465,520	$1,215,205
Long-term Debt	$0	$0
Revenues/Sales	$8,278,174	$6,005,302
Cost of Goods Sold	$7,357,931	$5,207,207
Taxes Paid	$31,235	$2,068
Net Income	$33,947	$5,589

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 9, 2018

Splash Wines, Inc.

Splash™

Up to $1,070,000 of Preferred Stock

Splash Wines, Inc. ("Splash Wines", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 11, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by May 11, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 11, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than October 28, 2018.

Once posted, the annual report may be found on the Company's website at https://www.splashwines.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of § 227.202.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/splash.wines

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Splash Wines, Inc. is a Idaho C-Corporation, formed on 10/02/2014.

The Company is located at 1191 E Iron Eagle Dr., Suite 1000, Eagle, ID 83616.

The Company's website is https://splashwines.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/splash.wines and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$500
Offering deadline	May 11, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company is heavily dependent upon a line of credit to finance operations and inventory purchases.
The Company has currently drawn $1.8 million on this line of credit. Repaying this credit line constitutes a major expense for the Company and may typically result in a cash position of approximately $5,000 at any given point in

time. If the Company loses access to this line of credit, it may not be able to finance inventory purchases to meet demand.

Splash Wines faces competition from other companies in the online wine distribution space.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. Existing companies that engage in the online wine distribution business or are within the alcohol distribution space could introduce new or enhance existing products. If Splash Wines is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Splash Wines' growth.

Splash Wines' operations and revenue experience some seasonality in that the winter months tend to have busier sales.
Cyclical and seasonal fluctuations in the economy, in internet usage, and in customer behavior may have an effect on our business. Quarterly results may vary, and are not necessarily an indication of future performance. Additionally, seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues. The seasonality of Splash Wines' revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions. Seasonality in our business can also be impacted by introductions of new or enhanced products and services, including the costs associated with such introductions.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company could be harmed if it is unable to accurately forecast demand for its products and to adequately manage its product inventory.
Its suppliers may not be able to deliver the product with sufficient quality or timeliness to meet its requirements. The Company may overestimate demand and have excess inventory it cannot liquidate. A shortage of a popular product could materially and adversely affect its brand, its seller relationships, and the acquisition of additional sellers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or

service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 57.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Idaho law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series A Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Splash is a national direct to consumer wine marketer focused on cutting through the clutter of a growing but confusing market to provide members with transparent pricing, great value and top quality customer service that they can trust.

Business Plan

The direct-to-consumer wine market is growing dramatically in the USA but with thousands of different labels, quality that is not inconsistent, pricing that is very subjective and customer service that is often non-existent, it can be difficult for consumers to find reliability.
Splash is a membership model (members join on a complimentary basis and migrate to a paid model at a low annual fee) which gives them access to the site with all its benefits. Because of generational relationships Splash has with wineries around the world, the company is able to provide members with great wines focusing on quality and value as opposed to quantity. With under 200 wines available at any point in time, the consumer is not overwhelmed and learns to trust the quality focus. Splash has a transparent pricing model with maximum upcharge of 15% over cost with shipping included on every order. Outside of Splash, this strategy does not exist in the online wine business but it is hugely important because customers can relate cost to value on a basis that is not subjective. As a further confidence builder, the Splash guarantee is that customers do not pay for any wine that doesn't meet their own high expectations. Splash Customer Service knowledgeable and accessible to the consumer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Home Wine Delivery	Clients pay a small fee to access wines and curated cases from around the world.	Consumers who us home wine delivery

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
We sell direct to consumers, and our customers are primarily individuals that drink wine.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.5% of the proceeds, or $25,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Inventory	50%	50%	50%
Infrastructure	15%	15%	15%
Marketing	35%	35%	35%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Robert Imeson	Founder, CEO, and Director (January 2015 – present)	CEO, Splash Wines, develop the mission and strategic vision for the firm.
Jessica Imeson	Secretary (January 2015 - present)	COO, Splash Wines, manages Splash operations including product importation and fulfillment operations.
Trevor Pettennude	Director (February 2017 - present)	Principal, Banctek Solutions, management and day-to-day operations and business.
Abby Whitridge	Director (February 2017 - present)	Co-Founder/Owner, W4, responsible for the daily operation of

		the company.
Kim Cunningham	Director (February 2017 - present)	VP of Operations, Wine Trees, developing our team of energetic, challenge-driven people.
Pat Imeson	Director (February 2017 - present)	Managing Director, Black Diamond Financial Group, Formulating and successfully implementing company policy.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Idaho law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 9 employees in Idaho.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	11,500,000	Holders of common stock are entitled to one vote per share held.	Not Applicable	100%	None
Options for common stock	16,700,000	Not Applicable	Exercise of the options will dilute the ownership percentage of investors in this offering.	Not Applicable	None
Convertible Notes (closed 1/31/2017) offered under 506(b) of Regulation D, proceeds used for inventory development	$360,000	Not Applicable	Conversion of the note will dilute the ownership of investors in this Offering. In addition, the equity that the note converts into may have preferential rights and a liquidation preference over	Not Applicable	24 month term; automatically converts in the even of a qualified financing of $5,000,000 at a share price the lesser a $7.5 million valuation cap and a 20% discount; optional conversion at any time prior to maturity at a $7.5

			that of Series A Preferred Stock.		million valuation cap; 6% compound interest per annum; 20% additional interest if note remains unconverted past maturity.
Convertible Notes (closed 2/28/2015) offered under 506(b) of Regulation D, proceeds used for inventory development	$200,000	Not Applicable	Conversion of the note will dilute the ownership of investors in this Offering. In addition, the equity that the note converts into may have preferential rights and a liquidation preference over that of Series A Preferred Stock.	Not Applicable	Convertible at any time at the option of the holder into 6,668 shares of voting equity per $100,000 principal amount invested; 12% compound interest per annum.

Ownership
A majority of the Company is owned by a few individuals. Those persons and entities are Robert Imeson, W4 LLC, Patrick Imeson, Parker Imeson, Garrett Imeson, and Jessica Imeson.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Number and type/class of security held**	**Percentage ownership**
Robert Imeson	4,100,000 shares of Common Stock	35.7%
W4 LLC	2,500,000	21.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Splash Wines, Inc. sells wine online in the United States. The Company offers red, white, rose, and sparkling wines. The Company incorporated in 2014 and is based in Eagle, Idaho. Splash Wines Inc. was launched at the end of December 2014. Initial pre-seed funding was completed In Q1 2015 for a total of $200,000 in convertible debentures. The company operated at a loss for the first 10 months but became profitable in October 2015. Since that time, the Company has been profitable on a monthly basis. Revenues in 2015 were $4.7 million and total losses were $170,000. In 2016, revenues totaled $7.3 million and the company achieved $166,000 in pre-tax profit. In 2017, revenues exceeded $8 million and pre-tax profits were $262,000. The company launched a seed round of funding in mid-2016 and closed the round in early 2017 for a total of $405,000 in debentures. The Company has projected that 2018 revenues will grow to over $13 million and that pre-tax profit will exceed $630,000.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $15,000 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

In addition to the proceeds from the Combined Offerings, the Company currently has access to a revolving line of credit. The Company has currently drawn $1.8 million on this line of credit. Repaying this credit line constitutes a major expense for the Company and may typically result in a cash position of approximately $5,000 at any given point in time. If the Company loses access to this line of credit, it may not be able to finance inventory purchases to meet demand.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $15,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: see description of the convertible notes under "Capitalization and Ownership", above.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions

Yes, junior to those for the Series A Preferred Stock

Rights and Preferences
None

Series A Preferred Stock

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Stock is outstanding, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders may designate one person to serve on the Company's board of directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1.2 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A Preferred Stock Investment Agreement
Under the Series A Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series A Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

As of June 30, 2017 and 2016, the Company loaned an aggregate total of $132,047 and $108,706, respectively to the Company's officers. The loans are considered fully receivable and are non-interest bearing.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an

annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Robert Imeson
(Signature)

Robert Imeson
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert Imeson
(Signature)

Robert Imeson
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
(Title)

March 9, 2018
(Date)

/s/ Trevor Pettennude
(Signature)

Trevor Pettennude
(Name)

Director
(Title)

March 9, 2018
(Date)

/s/Pat Imeson
(Signature)

Pat Imeson
(Name)

Director
(Title)

March 9, 2018
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



Splash Wines, Inc.

An Idaho Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

For the two years ending June 30, 2017 & 2016

TABLE OF CONTENTS





To the Shareholders
Splash Wines, Inc.
Eagle, ID

We have reviewed the accompanying financial statements of Splash Wines, Inc., which comprise the balance sheets as of June 30, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

February 28, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

Splash Wines, Inc.
Balance Sheets
June 30, 2017 and June 30, 2016
(unaudited)

ASSETS

	June 30, 2017	June 30, 2016
Current Assets:		
Cash	$ 4,157	$ 11,679
Accounts Receivable	345,472	93,807
Inventory	1,658,413	738,529
Prepaid items	11,875	7,185
Note Receivable	-	20,000
Total current assets	2,019,917	871,200
Property, Plant and Equipment, net	1,752	2,920
Other Assets		
Loan Fees	20,746	7,375
Deposits	100,000	-
Related Party Receivable	132,047	108,706
Total other assets	252,793	116,081
Total Assets	$ 2,274,462	$ 990,201

LIABILITIES AND STOCKHOLDERS' EQUITY

	June 30, 2017	June 30, 2016
Liabilities		
Accounts payable and accrued expenses	$ 858,119	$ 647,725
Accrued interest - convertible notes	31,523	12,263
Notes Payable	35,050	-
Convertible Notes Payable	510,000	150,000
Line of Credit	1,030,828	405,217
Total current liabilities	2,465,520	1,215,205
Commitments & Contingencies	-	-
Stockholders' Equity:		
Common Stock; $.0001 per value; 50,000,000 issued and outstanding	5,000	5,000
Accumulated deficit	(196,057)	(230,004)
Total Stockholders' Equity	(191,057)	(225,004)
Total Liabilities & Stockholders' Equity	$ 2,274,462	$ 990,201

See accountants' review report
and accompanying notes to the financial statements.

Splash Wines, Inc.
Statements of Operations
Years Ended June 30, 2017 and 2016
(unaudited)

	Year ended June 30,	
	2017	2016
Revenue	$ 8,278,174	$ 6,005,302
Cost of goods sold	7,357,931	5,207,207
Gross income	920,243	798,095
Expenses:		
Rent Expense	29,400	32,800
Salaries & Wages	356,006	309,469
Depreciation & Amortization	4,320	1,507
Other Operating Expenses	471,474	376,809
Total operating expenses	861,200	720,585
Net income from operations	59,043	77,510
Other income (expense)		
Interest expense	43,861	69,853
Other income	50,000	-
Net income before provision for income tax	$ 65,182	$ 7,657
Income Taxes	31,235	2,068
Net income (loss)	$ 33,947	$ 5,589
Income (loss) per common share	0.00	$ 0.00
Weighted average number of shares outstanding - Basic and fully diluted	50,000,000	$ 50,000,000

See accountants' review report
and accompanying notes to the financial statements.

Splash Wines, Inc.
Statement of Stockholders' Equity
For the Period from June 30, 2015 to June 30, 2017
(unaudited)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance - June 30, 2015	50,000,000	$ 5,000	$ -	$ (235,593)	$ (230,593)
Shares Issued					
Net loss				5,589	5,589
Balance June 30, 2016	**50,000,000**	**5,000**	**-**	**(230,004)**	**(225,004)**
Shares Issued					
Net Loss				33,947	33,947
Balance - June 30, 2017	**50,000,000**	**$ 5,000**	**$ -**	**$ (196,057)**	**$ (191,057)**

See accountants' review report
and accompanying notes to the financial statements.

Splash Wines, Inc.
Statements of Cash Flows
Years Ended June 30, 2017 and 2016
(unaudited)

	Year ended June 30,	
	2017	2016
Cash flows from operating activities:		
Net loss	$ 33,947	$ 5,589
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	4,320	1,507
Change in assets and liabilities		
Accounts receivable	(251,665)	110,189
Accounts payable and accrued expenses	210,394	255,308
Accrued note interest	19,260	(4,258)
Related Party Receivable	(3,341)	(128,706)
Prepaid expenses	(4,690)	(7,185)
Inventory	(919,884)	(738,529)
Net cash (used) provided by operating activities	(911,659)	(506,085)
Cash flows from investing activities:		
Purchase of timeshare	(100,000)	-
Issuance of Note Receivable	-	50,000
Purchase of property, plant and equipment	-	(1,694)
Net cash (used) provided by investing activities	(100,000)	48,306
Cash flows from financing activities:		
Cash paid on loan fees	(16,523)	(7,500)
Proceeds from issuance of Convertible Notes	360,000	50,000
Proceeds from Line of Credit	625,610	405,217
Proceeds from issuance of Notes Payable	35,050	(35,019)
Net cash (used) provided by financing activities	1,004,137	412,698
Net increase (decrease) in cash	(7,522)	(45,081)
Cash at beginning of period	11,679	56,760
Cash at end of period	$ 4,157	$ 11,679
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 37,003	$ 22,414
Income taxes	$ 31,235	$ 2,068

See accountants' review report
and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Splash Wines, Inc. sells wine online in the United States. The Company offers red, white, rose, and sparkling wines. The Company incorporated in 2014 and is based in Eagle, Idaho.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is June 30.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Shipping & Handling

Fees related to shipping and handling costs of wine and merchandise are expensed as incurred. Shipping and handling costs recognized during the years ended June 30, 2017 and 2016 totaled $2,935,602 and $2,093,175, respectively.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of June 30, 2017 or 2016. There was $345,472 and $93,807 in accounts receivable as of June 30, 2017 and 2016, respectively.

Inventory

Inventory consists of finished goods and is stated at the lower of cost (first-in, first-out) or market value. Finished goods inventory includes wine bottles and merchandise. No impairment was considered necessary at June 30, 2017 or 2016. There was $1,658,413 and $738,529 in inventory as of June 30, 2017 and 2016, respectively.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at June 30, 2017 and 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. During the years ended June 30, 2017 and 2016, the Company had $31,235 and $2,068 in Income Tax Expense.

Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of June 30, 2017, no potentially dilutive instruments were outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of June 30, 2017, and 2016, the Company had $4,157 and $11,679 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT (NET)

Fixed assets consist of the following at June 30, 2017 and 20116:

	2017	2016
Fixed Assets, at cost	$ 4,647	$ 4,647
Less Accumulated Depreciation	(2,895)	(1,727)
Fixed Assets, net	$ 1,752	$ 2,920
Depreciation Expense	$ 1,168	$ 1,382

NOTE 4 – CONVERTIBLE NOTES PAYABLE

As of June 30, 2016, the Company issued $150,000 aggregate principle amount of 12% convertible note due in 2018. Interest on the notes accrue at the rate of 12% per annum and are payable every quarter.

As of June 30, 2017, the Company issued $360,000 aggregate principle amount of 6% convertible notes due in 2018. Interest on the notes accrue at the rate of 6% per annum and are payable every quarter.

The Company has analyzed the conversion option in the notes for derivative accounting treatment under ASC Topic 815, *Derivatives and Hedging* and determined that the instrument does not qualify for derivative accounting.

NOTE 5 – MEMBERS' EQUITY

During the two years ended June 30, 2017 and 2016 the Company had 50,000,000 of issued and outstanding common shares of $0.0001 par value.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of June 30, 2017 and 2016, the Company loaned an aggregate total of $132,047 and $108,706, respectively to the Company's officers. The loans are considered fully receivable and are non-interest bearing.

NOTE 7 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events through February 28, 2018, the date that these financial statements were available to be issued, and has identified no events that would require disclosure.

EXHIBIT C

PDF of SI Website


splashwines
Plaza de la
TUESDAY NIGHT
RED
CELLARS
CLASSIC WHITE WINE
CALIFORNIA
CLASSIC RED WINE
CALIFORNIA
Investor Pitch Deck →
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Splash Wines

Membership-based, family-run company, providing curated wines, transparent pricing, and great customer service. Edit Profile

$1,000	$15,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Splash Wines is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Splash Wines without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

2017 Revenue
$8+ million

Customers
60K+

- Splash Wines is profitable and generated net income in both 2016 and 2017.
- Strategic relationships with NextHome, Vin-Go, Groupon, and Rally 4
- In 2017, consumers spend $2.5+ billion on DtC wine shipments, representing a 15.5% annual growth.
- 4.5/5 stars on Groupon, with over 9,000 ratings

EDIT

- Round Size: US $2,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $15,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

Revolutionizing the wine industry through transparent pricing, fanatical customer service, and delicious wine.

The direct-to-consumer wine market is growing quickly in the U.S., but it can be difficult for consumers to find reliability. There are thousands of different labels, inconsistent quality, subjective pricing, and a lack of genuine customer service. Splash seeks to be that source of consistency with a few simple concepts.

Launched at the end of December 2014, Splash is a national direct-to-consumer wine marketer focused on cutting through the clutter of a growing, yet confusing market. Splash provides members with transparent pricing, great value, and top quality customer service that they can trust.

The best part? It's working. Splash has realized early successes and early stage profitability.

Our Success in 2017

- $8+ million in revenue
- 60,000+ subscribed customers
- Average order equates to $95 in revenue
- Profitable every month of 2017
- Works with over 25 wine suppliers around the world
- Finalized partnerships with NextHome and Vin-Go

What Our Customers Say*

"I love Splash Wines and recommend it at every opportunity. I'm delighted to be a Founders Member." -Pauline

"Great Customer Service and Great Wines – what more can we ask for?" -Jessie

"You guys have amazing customer service and even better wines 🍷" -Asja

**The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Pitch Deck


Splash™
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Product & Service

About Splash Wines

Fantastic Wine

Of course, it has to start with the wine. If you can't get good wine to the consumer, nothing else matters. However, the average brick-and-mortar wine store and many websites can have a daunting customer experience. Thousands of bottles with only labels to guide you… many people share the experience of leaving a wine store convinced they've made the wrong decision. Splash aims to change that. We provide:

- A curated selection of fewer than 200 rotating wines from all corners of the globe
- An ability for customers to build their own case (wines start at $7 per bottle) or choose a rotating selection of seasonal curated cases ranging from $105 to $200 for 15 bottles
- Transparent Pricing: just 15% above our cost

Whether it is a California red blend for $7 or a bottle of Champagne for just $25 (seriously), our members are getting value from the Splash membership.

The Membership

How is Splash able to offer this value? It's because of our unique membership model (members join on a complimentary basis and migrate to a paid model at a low annual fee) that gives them access to the site with all its benefits. This gives our customer:

EDIT

- Access to our inventory, curated from generational relationships with wineries

- Transparent pricing just 15% above our cost, making the wines competitive with any other vendor
- Shipping included with membership orders
- Membership starts at just $6 per month

Our membership structure builds retention and customer loyalty, including our over 1,000 lifetime Founder members.

Fanatical Customer Service

It is this last point that we often consider our most important point of difference - fanatical customer service. Splash focuses on retaining the customer. We do this through:

- Weekly team tastings to increase wine knowledge- our employees are advocates for the customer
- Empowering all team members to solve problems without long hold or wait times
- Guaranteeing every single bottle we ship meets our customer's satisfaction
- Providing easy access to our customer service department through phone, email, or LiveChat

Whether it's helping a customer find a wine or case to match their tastes, assisting delivery issues for a customer, or rectifying a bottle that didn't meet a customer's expectations, every Customer Service agent can and will make the customer happy.

It Makes A Difference

We believe these differences work for any customer, but particularly will help appeal to the millennial customer base. The millennial generation will be a crucial segment for the wine business, particularly online, and initial indications are good. Already, millennials are consuming more wine per capita for their age than the previous three generations and the trend is that the consumption of wine only increases as a generation ages. Splash feels that their customer-friendly approach is poised to become a market leader and capture the millennial generation.

Our Business Model

- Complimentary 6-12 month membership with initial purchase
- Members pay a $60 annual fee– either in monthly or semi-annual installments
- 97% margin on membership sales
- Shipments to existing customers average $100.40 per shipment at a 13.8% margin

We acquire members at a profit (roughly 8%) enabling us to focus on customer retention. Our efforts lead us to impressive customer satisfaction (91% on Groupon). Splash had 55,000 acquisition shipments in 2017 alone!

Gallery
















TUESDAY NIGHT
RED

Value for Customers. **15 Bottles of Wine for $75 + Free Shipping**

Media Mentions


HUFF
POST

The Daily Dot

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Team Story

At Splash, we say, “wine is in our blood.” That speaks to our heritage. Founded by Rob Imeson in 2014, Splash is the culmination of three generations of passion in the wine industry. Robert’s father started the family wine legacy in the 1950’s and the Imesons have continued this tradition. Splash is the brainchild of decades of experience, including being in the Internet direct-to-consumer business as early as the late 1990s. Today, Rob is joined by three of his children, Jessica, Garrett, and Parker who make up the third generation of this pioneering family.

Founders and Officers



Robert Imeson
CEO AND FOUNDER

Robert Imeson is an entrepreneur that has never strayed far from the beverage business. He joined Clan Importers. the family wine and spirits business after graduating from Oregon State University in 1976. Robert launched Simpatico Wines in the early 1980’s and the company expanded to include Simpatico beer from Mexico later in the decade. Robert managed the family purchase of Dubuque Brewing Company in the early 1990’s and formed MicroStar Keg Management with a partner in 1996. In 1998, Robert and his partners formed The Michael Jackson Rare Beer Club which was later merged with Real Beer, one of the largest Beer portals on the internet. The focus of the company turned to internet beer and wine marketing on a direct to consumer basis. In 2009, Imeson and a partner launched Barclay’s Wine, focusing exclusively on direct-to-consumer wine sales, and in 2014, Imeson and other family members left Barclay’s to form Splash Wines.

Key Team Members



Garrett Imeson

Chief Marketing Officer



Parker Imeson

Chief Operating Officer



Jessica Imeson

Chief Financial Officer



Ginger Neill

Customer Service Lead

Notable Advisors & Investors



Patrick Imeson

Investor, Board Member





Robert Thomas

Investor, Legal Counsel



Abby Whitridge

Investor, Board Member

Trevor Pettenude

Investor, Board Member

Kim Cunningham

Investor, Business Advisor

Q&A with the Founder

Q: Please detail your wine sourcing and distribution process.

Splash Wines: Splash has about 15 wine suppliers (mostly wineries) around the world, some of whom we have been working with for more than 20 years. We add 1-2 a year depending on several factors including demand, exchange rates and competition. Our exclusive importer purchases the product at our request, it is shipped to one of our fulfillment centers (Illinois or California). Consumer orders are packed and shipped the last mile from there.

Q: Can you talk a bit about your your customer acquisition and sales strategy?

Splash Wines: The Splash mantra is to acquire customers as cheaply as possible and then spend whatever it takes to keep them. Groupon is currently our largest acquisition channel, but we are expanding with our innovative Real Splash Partnership (a partnership with real estate agents that use Splash Wines as milestone gifts for clients) and we are also testing other channels as well. Once we get "wine in the glass," we market to our clients via email.

Q: How do your strategic partnerships work?

Splash Wines: Splash generally seeks strategic partnerships with companies that have a large email pool of their own clients that fit the demographic. The following are current partnerships:(1) Groupon: We currently have 18 acquisition programs running at Groupon and acquired approximately 40,000 customers (at a profit) through this channel last year. (2) NextHome: NextHome is one of the fastest growing real estate franchises in the U.S. with over 250 offices nationwide. Splash has just executed a partnership agreement and will be rolling out the program with them on a national basis. (3) W4: This LA based agency works with internet publishers and affiliate partners on a national basis. W4 is managing a facebook marketing campaign and is also working on the development of a significant influencer marketing program. (4) Mgive: this Company has a database of nearly 100 million (related to their non-profit fundraising platform) and is launching an email program for Splash with a commitment of 1 million emails a month commencing in February.

Q: What do you think your competitive advantages are and barriers to entry for competitors?

Splash Wines: Generational access to some of the best suppliers in the world means we get a consistent supply of great wines at very good prices. Experience in the industry pre-dating the development of direct-to-consumer marketing via the internet is an advantage as well. The guerilla acquisition strategy is creative and focused—our success in that regard has been a key to early stage profitability. The Costco membership concept (small fee for access and great pricing when you get there) requires the confidence of the consumer which takes time to develop. Splash has seen promising traction with this concept and has a 24-36 month head start on competition should they elect to utilize this model.

Q: What do you view as your exit opportunity?

Splash Wines: With the next 3-5 years the company will be at a decision point. The industry will still be fragmented but revenues will be in the range of $25 million -$40 million and it will be time to either do a major fundraising designed to acquire competitors and consolidate to become a clear market leader or sell to a competitor or one of several suitors that are interested in the vertical but currently have little or no presence.

Q: Please detail why your cash position is only $2,800 although you have been profitable throughout 2017?

Splash Wines: The way our current financing with P2Bi works, all revenue flows to a lockbox that they control. We take what we need when we need it against a line of credit—our cash balances will always be very close to zero to keep the financing cost down.

Q: Please detail your $2.4 million in Inventory.

Splash Wines: This is approximately 730,000 bottles of 177 different wines calculated at laid-in cost.

Q: What are your key assumptions around growing revenue by nearly 2X in 2018 after revenue growth was not as strong in 2017?

Splash Wines: This is largely due to two factors: (1) the commitment to spend in excess of $1 million on acquisitions (basically new marketing) as opposed to less than $150,000 in 2017 and (2) the launch of new partnership programs in 2018.

Q: Why are margins declining over the course of 2018?

Splash Wines: It is basically a component of product mix. As we launch new acquisition channels and they take hold, the sales related to these channels increases at a higher rate than the higher margin channels and the overall margin drops concurrently.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A	Series A
Round size	US $2,000,000	US $2,000,000
Offering cap	N/A	US $1,070,000
Minimum investment	$20,000	US $1,000
Target minimum	US $200,000	US $200,000
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

EDIT

If Minimum Amount Is Raised



Marketing
Infrastructure
Inventory

If Maximum Amount Is Raised



Inventory
Infrastructure
Marketing

Investor Perks

- **$1,000:** 1 year complimentary membership
- **$2,500:** 2 year complimentary membership + 3 bottles Champagne
- **$5,000:** 3 years complimentary membership + 6 bottles Champagne
- **$10,000:** 1 Founders membership + 12 bottle wooden box of Chateau Franc-Cardinal, one of our signature Bordeauxs + quarterly 15 bottle shipment for 1 year (60 bottles total)
- **$25,000:** 3 Founders membership + 12 bottle wooden box of CFC + quarterly 15 bottle shipment for 2 years (120 bottles total) + Digital Wine Tasting hosted by Founders (wine provided)
- **$50,000:** 5 Founders membership + Dinner/ Winery Tour with Founders in Napa, CA (all-inclusive)

Membership includes access to our prices, free shipping, 1% cash back on all purchases and exclusive offers for paid members.

Founder's membership is a $150 retail value and it is a lifetime membership. It includes 5% cash back on all purchasers, exclusive offers, a free annual bottle.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Splash Wines's prior rounds by year.



$17500000
$15000000
$12500000
$10000000
$7500000
$5000000
$2500000
$0
Seed 1 (Convertible)
Seed 2 (Convertible)
Current Series A (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.



Seed 2

Round Size	US $360,000
Close Date	Jan 31, 2017
Security Type	Convertible Note
Valuation Cap	US $7,500,000



Seed 1

Round Size	US $200,000
Close Date	Feb 28, 2015
Security Type	Convertible Note
Valuation Cap	US $2,000,000

Financial Discussion

Operations

EDIT

Splash Wines, Inc. sells wine online in the United States. The Company offers red, white, rose, and sparkling wines. The Company incorporated in 2014 and is based in Eagle, Idaho. Splash Wines Inc. was launched at the end of December 2014. Initial pre-seed funding was completed In Q1 2015 for a total of $200,000 in convertible debentures. The company operated at a loss for the first 10 months but became profitable in October 2015. Since that time, the Company has been profitable on a monthly basis. Revenues in 2015 were $4.7 million and total losses were $170,000. In 2016, revenues totaled $7.3 million and the company achieved $166,000 in pre-tax profit. In 2017, revenues exceeded $8 million and pre-tax profits were $262,000. The company launched a seed round of funding in mid-2016 and closed the round in early 2017 for a total of $405,000 in debentures. The Company has projected that 2018 revenues will grow to over $13 million and that pre-tax profit will exceed $630,000.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $15,000 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

In addition to the proceeds from the Combined Offerings, the Company currently has access to a revolving line of credit. The Company has currently drawn $1.8 million on this line of credit. Repaying this credit line constitutes a major expense for the Company and may typically result in a cash position of approximately $5,000 at any given point in time. If the Company loses access to this line of credit, it may not be able to finance inventory purchases to meet demand.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



$3,000,000,000
$2,500,000,000
$2,000,000,000
$1,500,000,000
$1,000,000,000
$500,000,000
$0
2011
2012
2013
2014
2015
2016
2017

Annual Revenue of the Direct to Consumer Wine Industry per the 2018 Direct to Consumer Wine Shipping Report

The U.S. is currently the largest wine market in the world. It has experienced over 25 years of uninterrupted growth, but per capita consumption still lags far behind many other industrialized countries, suggesting that there is still an opportunity for expansive growth.

The direct-to-consumer market, fueled by the expansion of the internet into our homes, is relatively young but has experienced double digit growth and in 2017 topped 10% of the market for nearly of $2.7 billion in sales. At the same time, the millennial generation surpassed the baby boomers as the largest consumers of wine, further suggesting healthy growth for the wine market, as they will continue to be around a long time and are very active purchasing online.

Numerous players have been attracted to the industry as a result of the recent growth of the online direct-to-consumer business. The market is fractured with no clear market leader. Most companies have found profit in the online wine market to be elusive, and Splash achieving profitability after only 10 months is an outlier. The company has done it by controlling the cost of acquisition through creative and inexpensive "wine in the glass " strategies while at the same time maintaining strict controls over operating costs.

Other companies have embarked upon expensive acquisition strategies and expanded their administrative structure which ensured rapid top-line growth but has made a path to profitability difficult. The Splash model required patience but has shown returns, While top-line revenue growth is more moderate, not only has the company been profitable, but the company has also been in a position to grow lifetime values and, on this basis, we believe the company will be able to expand the channels in 2018 which will not only accelerate growth (revenue projection for 2018 jumps to $13 million) but profitability (Projected 2018 profit is $632,000) at the same time.

Risks and Disclosures

The Company is heavily dependent upon a line of credit to finance operations and inventory purchases. The Company has currently drawn $1.8 million on this line of credit. Repaying this credit line constitutes a major expense for the Company and may typically result in a cash position of approximately $5,000 at any given point in time. If the Company loses access to this line of credit, it may not be able to finance inventory purchases to meet demand.

Splash Wines faces competition from other companies in the online wine distribution space. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. Existing companies that engage in the online wine distribution business or are within the alcohol distribution space could introduce new or enhance existing products. If Splash Wines is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Splash Wines' growth.

Splash Wines' operations and revenue experience some seasonality in that the winter months tend to have busier sales. Cyclical and seasonal fluctuations in the economy, in internet usage, and in customer behavior may have an effect on our business. Quarterly results may vary, and are not necessarily an indication of future performance. Additionally, seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues. The seasonality of Splash Wines' revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions. Seasonality in our business can also be impacted by introductions of new or enhanced products and services, including the costs associated with such introductions.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company could be harmed if it is unable to accurately forecast demand for its products and to adequately manage its product inventory. Its suppliers may not be able to deliver the product with sufficient quality or timeliness to meet its requirements. The Company may overestimate demand and have excess inventory it cannot liquidate. A shortage of a popular product could materially and adversely affect its brand, its seller relationships, and the acquisition of additional sellers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Product or Service (12 files)	Folder
Financials (2 files)	Folder
Fundraising Round (3 files)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (1 file)	Folder

EXHIBIT D

Investor Deck


Splash™

Disclaimer

Splash™



This presentation contains offering materials prepared solely by Splash Wines without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such

Splash™

The U.S. wine market is large and growing…


$2.69B
VALUE
$2.88
$2.68
$2.48
$2.28
$2.08
$1.88
$1.68
$1.48
$1.28
$1.08
↑12.5%
↑9.9%
↑7.5%
↑15.5%
↑8.1%
↑18.5%
↑15.5%
2011
2012
2013
2014
2015
2016
2017
REFLECTING 15.5% ANNUAL GROWTH

Source: 2018 Direct to Consumer Wine Shipping Report

…and Direct-to-Consumer sales is the way to go

10% **OF DOMESTIC RETAIL IS SHIPPED** DIRECT-TO-CONSUMER

OVER

5.78 MILLION

CASES SHIPPED

reflecting 15.3% annual growth

Source: 2018 Direct to Consumer Wine Shipping Report

While the market is cluttered, Splash is different

Pricing is crazy, value is questionable and customer service has often disappeared….

There is an opportunity for Splash to disrupt this space.


CHIANTI
RAIMONDO
BROMAN
1995
NAPA VALLEY
CABERNET SAUVIGNON
CHÂTEAU CANTEMERLE
2000
2004
cabernet franc
Heartwood & Oak
BACCHUS

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.


Splash™
Who are we?
Splash Wines is a U.S. wine marketer where members pay a small fee to access wines and curated cases from across the world.
6


Splash™
Wine is in our blood.


Splash™
Three generations
with almost a century
of combined
industry
experience…
traveling the world,
fostering **relationships**
with winemakers…
to bring our
customers **qualit**
wine at industry
leading prices.
Château
Franc-Cardinal
12 x 750 ml
2012
FRANCS
CÔTES DE BORDEAUX
8


Splash.
Splash.
Splash.
Splash.
Splash.
Splash.
Spl
What makes us different?
The combination of great wine, outstanding value, and top-rated customer service.

Splash™

Signature 15 Bottle Case

- Reduces shipping cost
- More consumer friendly

Curated Inventory

- Wines from nearly every wine producing country
- 100-120 unique & rotating bottles at any given time

Consumer-driven Upsells

- Wine selections range from entry level to cellar quality
- Branded wine accessories & gifting opportunities
  - Gift bags, Splash Yatzy, corkscrews, coasters, gift cards, bottle thermometers, etc

Our Advantages



1. **Cost of Acquisition changes the game**. Splash acquires customers at with 8% gross profit margins while we estimate that the industry standard is to acquire customers at a cost of approximately $50. It is why we are profitable so early.


SALE

2. **Complete pricing transparency builds trust**. Clients know our margins and understand our efficiencies which translate to real and sustained value.


$

3. **The other guys got it backwards**. Competition spends to acquire a customer and then skimps. Splash acquires creatively and spends with a focus on extending lifetime value.



4. **Fanatical Customer Service**. Customer Service team is accessible and empowered. A 91% approval at Groupon is testament to that fact.[1]


$

5. **Great product, sensational value**. 30 year relationships with suppliers around the world that we feel gives Splash an advantage in selection, quality and price.

1 Per Groupon Website, circa 2016

Splash

"Wine in a glass" acquisition strategy

Focus resources on keeping customers for the long term

Confidence that we win customers if they try the wine

Creative acquisition strategies with the right partners

Our Business Model



- Complimentary 6-12 month membership with initial purchase
- Members pay a $60 annual fee – either in monthly or semi-annual installments
- **Membership fees represent 97% margin**



- Members have access to exclusive pricing that is guaranteed to be a maximum 15% margin above our costs, shipping included
- **Shipments to existing customers average $100.40 per shipment at a 13.8% margin**



- We acquire members at a profit (roughly 8%) enabling us to focus on customer retention
- Our efforts lead us to industry leading customer satisfaction
- **Splash had 55,000 acquisition shipments in 2017 alone**

Splash™

Our 4 Pronged Marketing Strategy

1. **Creative and aggressive new member acquisition programs**
   - Daily Deals
   - Real Splash Partnership (Real Estate Agent initiative)

2. **New Strategic Partnership Opportunities**
   - Demographically desirable Partners (Time-Share/Airlines)

3. **Public Relations Development**
   - Bloggers
   - Millennial targeting

4. **Internal Marketing**
   - Sensational Customer Service
   - Aggressive Referral Programming

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Our Strategic Partnerships


W4®

W4 Network & Affiliate Marketing

Complete overhaul and modernization of website & marketing


N
NextHome

NextHome Agent Gifting Program

Fast growing real estate company that Splash has partnered with to create gifting opportunities for their thousands of agents and customers

Our Customer Service Difference

The Splash Promise: Don't like it, don't pay for it.

Knowledgeable

Company-wide training trip to Napa to learn about: wine, manufacturing & shipping

Accessible

By phone, email and direct messenger; every employee, including management, is responsible for the customer experience

Empowered

Every employee is empowered to fulfill the Splash Promise

GROUPON

15 Bottles of Chardonnay from Splash Wines (81% Off)

Splash Wines ★★★★★ 9,366 Ratings


BEST OF 2017
ELUN
ALEXANDER
THE
GREAT
CHARDONNAY
INTI
Granite
Ridge
MECEDORA

2017 Accomplishments

- **New Operating Platform**
  - Interactive & customer friendly
  - Upgraded ecommerce capabilities
  - Increasing analytics with Zaius partnership
- **Expanded Fulfillment Capabilities**
  - Quadrupled capacity
  - Cut delivery times by 50%
  - 95% of US receives shipments in 3 days or less
  - Cut shipping costs with larger, 12, 15 & 18 bottle cases
- **Expanded Acquisition Channels**
  - Real Splash Partnership
  - Affiliate Development
  - Daily Deal Visibility
  - Influencer marketing & millennial targeting
- **Implementation of Paid Membership Development Program**
  - Maximize Conversion Offers

2017 Snapshot

Revenue:
$8+ Million

Profitable:
every month of 2017

Growth:
63,000 subscribed customer email addresses

Strategic:
Partnership with NextHome

Trust:
~$95 average order

Relationships:
~25 Wine suppliers

The success shows



Member Shipments By Month
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18

2018 Projections

$13 million in projected **revenue**

$623,000 in projected **profits**


Gross Revenue
$14,000,000.00
$12,000,000.00
$10,000,000.00
$8,000,000.00
$6,000,000.00
$4,000,000.00
$2,000,000.00
$-
2015
2016
2017
2018 Proj.

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


Splash™

Use of Funds


Inventory
Marketing Acquisition
Infrastructure

Splash is currently seeking to raise an equity round to maintain its growth expectations in 2018 and beyond.

Our Team



Rob Imeson
Founder & CEO

- Built multiple successful wine businesses
- In the industry for 40+ years



Garrett Imeson
Chief Marketing Officer

- Graduated from the University of Washington at age of 20
- Spent career marketing wine online



Jessica Imeson-Dyer
Chief Financial Officer

- Expertise in importing & logistics
- 10+ years in the industry



Parker Imeson
Chief Operations Officer

- Oversaw fulfillment & logistics overhaul in 2017
- Manages signature Splash Customer Service experience


Splash™
Thank you.